Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of August 20, 2025, John B. Sanfilippo & Son, Inc. (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Common Stock, par value $0.01 per share (“Common Stock”). Our Class A Common Stock, $0.01 par value per share (“Class A Stock”), is not registered under the Exchange Act.

The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Restated Certificate of Incorporation (as amended, the “Restated Certificate”) and our Amended and Restated Bylaws (the “Bylaws”), each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our Restated Certificate, our Bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.

Authorized Capital Shares

Our authorized capital shares consist of 17,000,000 shares of Common Stock, 10,000,000 shares of Class A Stock, and 500,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”). The outstanding shares of our Common Stock and Class A Stock are fully paid and nonassessable.

Voting Rights

Pursuant to our Restated Certificate, so long as the total number of shares of Class A Stock outstanding is greater than or equal to 12.5% of the total number of shares of Class A Stock and Common Stock outstanding (see “Conversion Rights” below), the holders of Common Stock voting as a class are entitled to elect such number (rounded to the next highest number in the case of a fraction) of directors as equals 25% of the total number of directors constituting the full board of directors of the Company (the “Board of Directors”). The holders of Class A Stock voting as a class are entitled to elect the remaining directors. With respect to all matters other than the election of directors or any matters for which class voting is required by law, the holders of Common Stock and the holders of Class A Stock will vote together as a single class, and the holders of Common Stock will be entitled to one vote per share of Common Stock and the holders of Class A Stock will be entitled to 10 votes per share of Class A Stock.

Our Restated Certificate does not entitle holders of Common Stock to cumulative voting. However, solely with respect to the election of directors, the Restated Certificate entitles, but does not require, each holder of Class A Stock, in person or by proxy, to either (a) vote the number of shares of Class A Stock owned by such holder for as many persons as there are directors to be elected by holders of Class A Stock (“Class A Directors”), or (b) cumulate said votes (by multiplying the number of shares of Class A Stock owned by such holder by the number of candidates for election as a Class A Director) and either (i) give one candidate all of the cumulated votes, or (ii) distribute the cumulated votes among such candidates as the holder sees fit.

Dividend Rights

The holders of Common Stock and Class A Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available for the payment of dividends. When and as dividends are declared on any shares of Common Stock and Class A Stock, whether payable in cash, property or securities of the Company, the holders of Common Stock and Class A Stock will be entitled to share equally, share for share, in such dividends.

Conversion Rights

Each share of Class A Stock is convertible, from time to time at the option of the holder and automatically upon the occurrence of certain events, into one share of Common Stock. Our Common Stock has no conversion rights.

Upon the sale, assignment, pledge or other transfer, other than a “Permitted Transfer” (as that term is defined in the Restated Certificate), of any shares or any interest in shares of Class A Stock to any person or entity, all such transferred shares of Class A Stock will be converted automatically into an equal number of shares of Common Stock.

All outstanding shares of Class A Stock will be converted automatically into an equal number of shares of Common Stock upon the date on which the number of outstanding shares of Class A Stock constitutes less than 12.5% of the total number of outstanding shares of Common Stock and Class A Stock.

Liquidation Rights

Holders of Common Stock and Class A Stock will share ratably in all assets legally available for distribution to our stockholders in the event of dissolution.

Other Rights and Preferences

Our Common Stock has no sinking fund or redemption provisions or preemptive or exchange rights.

Listing

The Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “JBSS.”

Provisions in the Restated Certificate and the Bylaws

The Restated Certificate and the Bylaws contain provisions that could make the Company a less attractive target for a hostile takeover and could make more difficult or discourage a merger proposal, a tender offer or a proxy contest. Such provisions include:

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a requirement that stockholder-nominated director nominees be nominated in advance of the meeting at which directors are elected and that specific information be provided in connection with such nomination;
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the ownership and the rights of Class A Stock held by the Sanfilippo Group and Valentine Group (as those terms as defined in our Definitive Proxy Statement filed from time to time with the Securities and Exchange Commission); and
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he ability of the Board of Directors to issue additional shares of Common Stock or Preferred Stock without the approval of stockholders.

Preferred Stock

The Preferred Stock may be issued from time to time in one or more series. The authority is expressly vested in the Board of Directors to establish and designate the series and to fix the rights, preferences, privileges and restrictions of any series of the Preferred Stock, including without limitation, those relating to any dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and sinking fund terms.